Exhibit 99.1

Autohome Inc. Announces Unaudited Results for the Second Quarter Ended June 30, 2015

Second Quarter Net Revenues Increased Significantly by 69.9% Year-over-Year to RMB861.0 Million

BEIJING, August 5, 2015 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Financial Highlights1

•	Net Revenues increased 69.9% year-over-year to RMB861.0 million ($138.9 million) for the second quarter of 2015, exceeding the Company’s original guidance of RMB811 million ($130.8 million) to RMB848 million ($136.8 million).

•	Adjusted Net Income increased 47.9% year-over-year to RMB324.8 million ($52.4 million) for the second quarter of 2015.

•	Net Cash Provided by Operating Activities was RMB194.8 million ($31.4 million) in the second quarter of 2015, an increase of 19.5% year-over-year.

Second Quarter 2015 Operating Highlights

•	Continued Enhancement of Transaction Platform and Media Value: In the second quarter of 2015, revenues from the dealer yellow page business, which include dealer advertising and dealer subscription services, increased 76.7% year-over-year to RMB408.5 million while revenues from automaker advertising services increased 64.2% year-over-year to RMB452.5 million. Revenues from the dealer yellow page business and revenues from the automaker advertising services accounted for 47.4% and 52.6% of the total net revenues, respectively, during the quarter.

•	Further Ramp Up in Mobile Traffic: In June 2015, the number of average daily unique visitors who accessed the Company’s mobile websites and mobile applications reached 5.0 million and 4.8 million, respectively. Altogether, this represents increase of approximately 88.5% in the total number of average daily unique visitors on mobile platforms compared to June 2014.

•	Continued Industry Leading Growth in Dealer Subscriptions: In the second quarter of 2015, Autohome provided dealer subscription services to 18,768 dealer subscribers, representing a year-over-year increase of 37.1% from 13,693 dealer subscribers in the corresponding period in 2014.

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.2000 on June 30, 2015 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

James Qin, Chief Executive Officer of Autohome, stated, “We are pleased to have achieved another solid set of quarterly results, which again exceeded our original expectations. This is thanks to our team’s dedication to delivering continued success. With respect to our mobile traffic, during the quarter the number of average daily unique visitors to Autohome’s mobile platform reached 9.8 million, representing a year-over-year increase of 88.5% compared to June 2014. Also, growth of traffic on mobile applications continued to outgrow that on mobile websites and this result shows that our strategic investments in mobile application development and promotion is bearing fruit. Further, we took several new concrete steps to build out our e-commerce capabilities which are at the core of our transaction-centric model.”

“As we move into the second half of the year, we will focus on leveraging our success to date by making investments to achieve the multiple-year growth opportunities ahead of us. We will invest further to build out our mobile capabilities and we will also speed up our headcount expansion in our lead generation business. Most importantly, we will focus on further building out our transaction capabilities related to both new cars and used cars. We expect these investments will accelerate our effort to become a transaction-centric company. Also, while these initiatives will come with cost in the near-term, we believe they will contribute to our long-term success and development going forward. We remain fully committed to establishing a multi-faceted transaction platform and to continuing to provide superior services and products for our customers, which in turn will solidify our dominant leading position in China’s automobile consumer market.”

Nicholas Chong, Chief Financial Officer, commented, “Our strong performance in the second quarter was the successful results of the continued strengths in our product offerings coupled with operational efficiency. With such vigorous ongoing growth of our business and a consistently healthy cash position, we are very well positioned to further invest in the business in order to sustain the long-term growth in revenues and profitability. We fully believe that this will enable us to continue creating value for our shareholders well into the future.”

Detailed Overview of Financial Results for Second Quarter 2015

Key Financial Results

(In RMB Millions except for per share data)	2Q2014	2Q2015	% Change
Net Revenues	506.8	861.0	69.9%
Operating Profit	253.3	378.0	49.2%
Net Income	206.3	304.9	47.8%
Adjusted Net Income[2]	219.6	324.8	47.9%
Diluted Earnings Per Share[3]	1.83	2.63	43.7%
Net Cash Provided by Operating Activities	163.0	194.8	19.5%

[2]	Adjusted net income is defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

Unaudited Second Quarter 2015 Financial Results

Net Revenues

Net revenues for the second quarter of 2015 increased 69.9% to RMB861.0 million ($138.9 million) from RMB506.8 million in the corresponding period in 2014. The growth was due to the increases in both the Company’s advertising services revenues and dealer subscription services revenues.

•	Advertising services revenues for the second quarter of 2015 increased 63.1% to RMB597.3 million ($96.3 million) from RMB366.2 million in the corresponding period in 2014. The growth was due to an increase in revenues from both automaker advertisers and dealer advertisers.

•	Revenues from automaker advertisers increased 64.2% to RMB452.5 million ($73.0 million) from RMB275.6 million in the corresponding period in 2014. The increase was attributable to an increase in average revenues per automaker advertiser as automakers continued to shift marketing budgets to Autohome’s online advertising channels to increase their exposure to the highly-targeted users provided by Autohome.

•	Revenue from dealer advertisers increased 59.8% to RMB144.8 million ($23.4 million) from RMB90.6 million in the corresponding period in 2014. The increase was mainly due to an increase in the volume of advertising purchased by our growing base of paying dealers to drive more transactions. It is also a result of the Company’s expansion into new geographical markets and deeper penetration into existing markets, together with an increase in the rates for the Company’s dealer advertising services.

•	Revenues from automaker advertisers and dealer advertisers accounted for 75.8% and 24.2%, respectively, of total advertising services revenues for the second quarter of 2015.

•	Dealer subscription services revenues for the second quarter of 2015 increased 87.6% to RMB263.7 million ($42.5 million) from RMB140.6 million in the corresponding period in 2014. The increase in dealer subscription services revenues was mainly driven by (i) a 37.1% year-over-year increase in the number of paying dealers, resulting from Autohome’s expansion into new geographic markets, especially within China’s growing Tier 3 and Tier 4 cities, and deeper penetration into existing markets and (ii) a year-over-year increase of 36.9% in average revenues per paying subscriber as dealers continued to allocate a greater portion of their budget to subscribe to the Company’s services and an increase in the rates for our dealer subscription services. The Company sold dealer subscription services to 18,768 dealers in the second quarter of 2015, compared with 13,693 dealers in the corresponding period in 2014.

Cost of Revenues

Cost of revenues for the second quarter of 2015 increased 46.9% to RMB137.3 million ($22.1 million) from RMB93.5 million in the corresponding period in 2014, primarily due to increases in value-added taxes and surcharges, content-related cost and depreciation expenses. The cost of revenues included share-based compensation expense of RMB0.7 million ($0.1 million) and RMB2.3 million for the second quarter of 2015 and corresponding period in 2014, respectively.

Operating Expenses

Operating expenses for the second quarter of 2015 increased 116.1% to RMB345.7 million ($55.8 million) from RMB160.0 million in the corresponding period in 2014. This growth was due to increases in sales and marketing expenses, product development expenses and general and administrative expenses as the Company has been reinvesting for future growth opportunities. As a percentage of net revenues, operating expenses for the second quarter of 2015 increased to 40.1% from 31.6% in the corresponding period in 2014.

•	Sales and marketing expenses for the second quarter of 2015 increased 157.1% to RMB244.3 million ($39.4 million) from RMB95.0 million in the corresponding period in 2014. This increase was primarily due to (i) an increase in marketing expenses in connection with the promotion of the Company’s brands through search engines, mobile platforms and navigation sites, including the cooperation with Baidu for enhanced auto-related content search results on PCs powered by “Aladdin” and off-line marketing expenses regarding the Company’s 10-year anniversary and branding promotion, and (ii) an increase in salaries and benefits as a result of the growth in sales and marketing headcount, which is in line with the Company’s rapid growth. The sales and marketing expenses for the second quarter of 2015 included share-based compensation expense of RMB6.2 million ($1.0 million), compared to RMB3.3 million in the corresponding period in 2014.

•	General and administrative expenses for the second quarter of 2015 increased 36.3% to RMB40.6 million ($6.5 million) from RMB29.8 million in the corresponding period in 2014. This increase was primarily attributable to an increase in salaries and benefits. The general and administrative expenses for the second quarter of 2015 included share-based compensation expenses of RMB8.8 million ($1.4 million), compared to RMB4.5 million in the corresponding period in 2014.

•	Product development expenses for the second quarter of 2015 increased 72.6% to RMB60.9 million ($9.8 million) from RMB35.3 million in the corresponding period in 2014. This increase is primarily attributable to an increase in salaries and benefits as a result of the growth in product development headcount which is in line with the Company’s rapid growth. The product development expenses for the second quarter of 2015 included share-based compensation expenses of RMB3.1 million ($0.5 million), compared to RMB2.0 million in the corresponding period in 2014.

Operating Profit

Operating profit for the second quarter of 2015 increased 49.2% to RMB378.0 million ($61.0 million) from RMB253.3 million in the corresponding period in 2014.

Net Income and EPS

Net income for the second quarter of 2015 increased 47.8% to RMB304.9 million ($49.2 million) from RMB206.3 million in the corresponding period in 2014. Basic and diluted earnings per share and per ADS (“EPS”) for the second quarter of 2015 were RMB2.72 ($0.44) and RMB2.63 ($0.42), respectively, compared to basic and diluted EPS in the corresponding period in 2014 of RMB1.96 and RMB1.83, respectively.

Adjusted Net Income and Non-GAAP EPS

Adjusted net income, defined as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, for the second quarter of 2015 increased 47.9% to RMB324.8 million ($52.4 million) from RMB219.6 million in the corresponding period in 2014. Non-GAAP basic and diluted EPS for the second quarter of 2015 were RMB2.89 ($0.47) and RMB2.80 ($0.45), respectively, compared to Non-GAAP basic and diluted EPS in the corresponding period in 2014 of RMB2.08 and RMB1.95, respectively.

Balance Sheet and Cash Flow

As of June 30, 2015, the Company had cash and cash equivalents and term deposits of RMB3,214.5 million ($518.5 million). Net cash provided by operating activities in the second quarter of 2015 was RMB194.8 million ($31.4 million), compared to RMB163.0 million in the corresponding period in 2014.

Recent Developments

•	Strategic Partnership with China Grand Auto to Forge an Auto Ecommerce Platform: In May 2015, Autohome entered into a strategic partnership with China Grand Automotive Services, Co., Ltd (“China Grand Auto”), the leading dealership enterprise in China’s passenger vehicle dealership and services industry, to forge a one-stop auto e-commerce platform dedicated to new car sales, auto financing, and aftermarket services. This partnership is expected to combine and leverage Autohome’s leading user engagement and quality auto sales leads along with the presence and capabilities of China Grand Auto’s extensive car sales network and comprehensive value added services. The initial focus of services offered will be auto financing, online marketing, e-commerce opportunities, and big data analysis services and will continue to expand into a wider range of areas in the future.

•	Strategic Alliance with Ipsos Auto to Promote Big Data: In June 2015, Autohome formed a strategic alliance with Ipsos Auto, the leading automotive research company in China, to together provide the most precise and in-time analysis on industry trends and consumer behavior. This will enable Autohome automaker customers to better adapt to the ever-changing automotive market in China and address consumer needs more efficiently.

•	Strategic Partnership with Ping An to Provide Financial Services for the Automotive Sector: In July 2015, Autohome established a strategic partnership with Ping An Insurance (Group) Company of China, a leading personal financial services provider in China. This partnership will look into providing customized insurance products, a large value payment system, and other financial services for car buyers on Autohome platform. The two companies will further look into other opportunities for strategic cooperation in the future.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB850 million ($137.1 million) to RMB884 million ($142.6 million) in the third quarter of fiscal year 2015, representing a 55.9% to 62.2% year-over-year increase.

This forecast reflects the Company’s current and preliminary view on the market and operating conditions, which are subject to change.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM on Wednesday, August 5, 2015, U.S. Eastern Time (8:00 PM on Wednesday, August 5, 2015, Beijing Time).

Dial-in details for the earnings conference call are as follows:

United States: +1-855-298-3404

Hong Kong: +852-5808-3202

China Domestic: 400-120-0539

United Kingdom: 0800-015-9725

International: +1-631-514-2526

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 6263878.

A replay of the conference call may be accessed by phone at the following numbers until August 12, 2015:

United States: +1-866-846-0868

International: +61-2-9641-7900

Passcode: 6263878

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income, Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income as net income excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income before income tax expense, depreciation expenses of property and equipment and amortization expenses of intangible assets and interest expense, excluding share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Edith Kwan

Investor Relations

Autohome Inc.

Tel: +86-10-5987-1535

Email: ir@autohome.com.cn

Cara O’Brien

FTI Consulting, Inc.

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands, except per share data)

	For three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues:
Advertising services	366,213	597,324	96,343
Dealer subscription services	140,569	263,691	42,531

Total net revenues	506,782	861,015	138,874

Cost of revenues	(93,484)	(137,320)	(22,148)

Gross profit	413,298	723,695	116,726

Operating expenses:
Sales and marketing expenses	(94,984)	(244,251)	(39,395)
General and administrative expenses	(29,752)	(40,552)	(6,541)
Product development expenses	(35,252)	(60,855)	(9,815)

Operating profit	253,310	378,037	60,975

Interest income	8,784	16,604	2,678
Other (expense)/ income, net	(31)	3,924	633

Income before income taxes	262,063	398,565	64,286

Income tax expense	(55,761)	(93,635)	(15,102)

Net income	206,302	304,930	49,184

Earnings per share for ordinary share
Basic	1.96	2.72	0.44
Diluted	1.83	2.63	0.42

Shares used in earnings per share computation:
Class A ordinary shares
Basic	36,568,173	50,482,577	50,482,577
Diluted	112,441,662	115,901,133	115,901,133

Class B ordinary shares
Basic	68,788,940	61,824,328	61,824,328
Diluted	68,788,940	61,824,328	61,824,328

Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	137	(4,620)	(745)

Comprehensive income	206,439	300,310	48,439

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended June 30,
	2014	2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	206,302	304,930	49,184
Plus: income tax expense	55,761	93,635	15,102
Plus: depreciation of property and equipment	8,338	12,064	1,946
Plus: amortization of intangible assets	1,515	1,475	238
EBITDA	271,916	412,104	66,470

Plus: share-based compensation expenses	12,129	18,773	3,028

Adjusted EBITDA	284,045	430,877	69,498

Net income	206,302	304,930	49,184
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	184

Plus: share-based compensation expenses	12,129	18,773	3,028

Adjusted Net Income	219,570	324,842	52,396

Non-GAAP Earnings per share for ordinary share
Basic	2.08	2.89	0.47
Diluted	1.95	2.80	0.45
Shares used in earnings per share computation:
Class A ordinary shares
Basic	36,568,173	50,482,577	50,482,577
Diluted	112,441,662	115,901,133	115,901,133

Class B ordinary shares
Basic	68,788,940	61,824,328	61,824,328
Diluted	68,788,940	61,824,328	61,824,328

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of June 30
	2014	2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,054,416	1,460,528	235,569
Term deposits	1,717,775	1,753,973	282,899
Accounts receivable	736,695	807,072	130,173
Prepaid expenses and other current assets	73,911	110,896	17,886
Deferred tax assets, current	57,969	27,765	4,478

Total current assets	3,640,766	4,160,234	671,005

Non-current assets:
Property and equipment, net	74,882	94,741	15,281
Goodwill and intangible assets, net	1,543,678	1,540,729	248,504
Long-term investment	—	19,600	3,161
Other non-current assets	19,189	21,934	3,538

Total non-current assets	1,637,749	1,677,004	270,484

Total assets	5,278,515	5,837,238	941,489

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	524,567	498,432	80,391
Advance from customers	42,530	23,390	3,773
Deferred revenue	438,797	463,400	74,742
Income tax payable	74,763	102,207	16,485

Total current liabilities	1,080,657	1,087,429	175,391

Non-current liabilities:
Other liabilities	24,058	24,058	3,880
Deferred tax liabilities	508,377	513,571	82,834

Total non-current liabilities	532,435	537,629	86,714

Total liabilities	1,613,092	1,625,058	262,105

Shareholders’ equity:
Total shareholders’ equity	3,665,423	4,212,180	679,384

Total liabilities and shareholders’ equity	5,278,515	5,837,238	941,489